September 21, 2007

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEXX Laboratories, Inc.
Definitive Proxy Statement filed March 29, 2007
File No. 000-19271

Dear Mr. Buchmiller:

Please see our responses below to your letter dated August 21, 2007. Each of our responses is preceded by a reproduction of the corresponding numbered Staff comments.

In connection with responding to your comments, we acknowledge that:

•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Compensation Discussion and Analysis, page 22

Comment:

1.

In an appropriate location in your Compensation Discussion and Analysis, please disclose whether the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant corporate or personal goals or objectives, or to reduce or increase the size of any award or payout. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

Response:

The size of the annual bonuses paid by the Company to its executive officers is determined in the discretion of the Compensation Committee of the Board of Directors, as described in the Company’s 2007 proxy statement under “Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Bonus.” While the Compensation Committee considers many factors in determining the size of the bonus to be paid to each executive officer, including the performance of the Company relative to its budget, the size of each bonus award is not tied directly to the achievement of any particular financial or other goal. Since no particular award or payout is associated with the achievement of any particular performance goal, the determination of the Compensation Committee regarding award size does not involve the exercise of the kind of discretion described in Item 402(b)(2)(vi), which contemplates disclosure of the Compensation Committee’s discretion to deviate from the award that would otherwise result from the attainment or non-attainment of particular performance goals.

In future proxy statements, as applicable, beginning with the proxy statement for the Company’s 2008 annual meeting of shareholders, the Company will make clear that, while each executive officer has a target bonus potential associated with his or her position, the actual bonus paid is determined in the sole discretion of the Committee based on any factors it deems relevant. In this disclosure the Company will also state that the award determined by the Committee may be greater than, equal to, or less than the target bonus for each executive officer, and may be awarded (in whole or in part) or not awarded without regard to whether the Company achieves any particular performance goal.

Benchmarking, page 23

Comment:

2.

Given that you benchmark the compensation of your named executive officers, please expand your disclosure to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In determining the total value of annual executive compensation (base salary, bonus potential, and equity award value) the Compensation Committee takes into consideration survey data related to general industry and to a defined group of peer companies, which are listed in “Compensation Discussion and Analysis - Compensation Philosophy – Benchmarking” on page 24 of the 2007 proxy statement. In evaluating these survey results, the Committee considers primarily the relationship of total compensation paid to the Company’s executive officers to the

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

total compensation paid to similarly situated executives as represented in the survey data. The Company generally does not target any particular percentage of total compensation reflected in the survey data, although as described in the response to comment 4 below, the Committee did target the median total compensation of chief executive officers in the peer group when valuing the extraordinary stock option grant to the chief executive officer in 2007. Similarly, the Committee does not target individual elements of compensation paid to its executive officers to the individual elements paid to executives in the survey data. The relative value of each element of compensation paid to the Company’s executive officers is a function of the Company’s compensation philosophy, as described under “Compensation Discussion and Analysis – Compensation Philosophy.”

In future proxy statements, as applicable, beginning with the proxy statement for the Company’s 2008 annual meeting of shareholders, the Company will clarify how the Compensation Committee uses the survey data as described above.

Annual cash bonus, page 24

Comment:

3.

We note that the amount of the bonus actually paid to each executive officer depends on achieving overall corporate performance goals and individual annual performance goals. You have not, however, provided a quantitative or qualitative discussion of the goals to be achieved in order for named executive officers to earn their respective incentive compensation. Please disclose the specific corporate and individual objectives each named executive officer was required to achieve in order to receive the annual bonus granted. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

As discussed in the response to the Staff’s comment 1 above, the annual cash bonuses paid to the Company’s executive officers are determined in the discretion of the Compensation Committee. The Committee considers all factors that it deems relevant to evaluating an executive’s performance over the year. Among the factors considered by the Committee are the executive’s performance against the individual goals established by the executive and his or her supervisor at the beginning of the year and the Company’s performance against the budget approved by the Board of Directors at the beginning of the year. Neither individual goals nor the Company’s budget are established as a framework for determining the executive’s year-end

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

bonus. Rather, individual goals are part of the Company’s annual performance management process, which is applicable to all management employees of the Company, and the budget is prepared and approved as a part of the normal management of the Company. There is no pre-defined link between the achievement of individual goals or budget targets and the percentage of target bonus that the executive ultimately receives. The Committee may also consider other factors related to the Company’s performance during the year that are not reflected in either the budget or any executive’s annual performance goals, and indeed may not be foreseeable at the beginning the year. The reasons for the Company’s determination not to utilize a formulaic approach to the payment of annual bonuses are described in the second paragraph on page 25 of the 2007 proxy statement.

Because (i) executive officer’s annual goals are established for performance management purposes and not to set criteria for the payment of the target bonus or any percentage of the target bonus, (ii) budgets are established as part of the prudent financial management of the Company and not to set such criteria, (iii) the Compensation Committee considers achievement of these goals together with such other factors as it deems relevant in determining annual bonuses, and (iv) the Committee does not give any particular weight to any particular factor but rather makes a subjective bonus determination based on all factors, the Company does not believe that each executive’s annual performance goals or the budget targets are the kind of targets that are required to be disclosed under Item 402(b)(2) of Regulation S-K.

In future proxy statements, as applicable, beginning with the proxy statement for the 2008 annual meeting of shareholders, the Company will provide disclosure clarifying that the factors considered by the Compensation Committee include performance against goals established for performance management purposes and a budget established for financial management purposes, and that such goals are not linked to the payment of any particular percentage of annual bonus target. The disclosure will clarify that the annual bonus awarded by the Committee is a completely subjective determination based on all factors deemed relevant by the Committee.

Equity Awards, page 25

Comment:

4.

You disclose that the target value of the equity awards is intended to give effect to your philosophy that equity awards should have the potential to raise an officer’s total compensation above the median of the peer group if the company performs better than its comparable companies. Please indicate what metrics the Compensation Committee utilizes in assessing whether your company has performed better than the relevant peer companies. Also discuss and analyze how the relative performance of your company against the peer group resulted in the granting of equity awards that on average were 109% of the target amount.

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

Response:

The Company does not set target equity award levels, or grant equity awards, based upon the performance of the Company relative to peer group companies, and therefore does not track any metrics relating to comparative performance. The Company’s philosophy is that equity awards should be of a size such that if the Company’s share price appreciation is materially greater than that of the peer companies, then the value actually derived over time by the recipient of the award (as opposed to the Black-Scholes award value at the time of the award) should permit the recipient to realize total compensation over the longer term that is above the median for the peer group. However, the Company does not have any formula for targeting the size of equity awards to give effect to this philosophy, nor does the Company track any metrics that permit it to determine in hindsight whether the Company’s share price has in fact out-performed the peer group and whether executive officers have in fact realized total compensation above the median as a result of the value actually derived from equity awards.

In future proxy statements, as applicable, beginning with the proxy statement for the 2008 annual meeting of shareholders, to the extent this philosophy continues to be a relevant factor in determining equity awards, the Company will clarify in its disclosure about this philosophy that equity award grants are not based on any metrics related to the Company’s performance relative to the performance of companies within the peer group.

Comment:

5.

You disclose that the “size of annual dollar award value is a subjective determination based on the anticipated contribution of the executive officer to the long-term value of the company.” Please clarify the factors the Compensation Committee took into consideration in making these awards and how the Compensation Committee used those factors in setting the actual amounts of the award values.

Response:

In setting actual equity award values, the Committee considers the executive officer’s job scope relative to other executive officers, the executive officer’s long-term leadership potential, the size of prior awards to the executive officer and the value already derived from those awards, and internal pay equity considerations. In future proxy statements, as applicable, beginning with the proxy statement for the 2008 annual meeting of shareholders, the Company will provide additional disclosure discussing the specific factors, including where relevant those described in the preceding sentence, considered by the Compensation Committee in determining the size of the annual equity award grants made to executive officers.

Comment:

6.	Discuss how the determination is made as to when your equity awards are granted. See Item 402(b)(2)(iv) of Regulation S-K.

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

Response:

The Company discloses its practices regarding the timing of equity award grants in the second to last paragraph on page 23 of the 2007 proxy statement. The timing of equity award grants is determined by an equity award grant policy that was adopted by the Board of Directors. This policy provides for fixed award dates that are, to the extent possible, tied to Compensation Committee meetings and occur outside of the quarterly blackout periods under the Company’s trading policies during which officers, directors, and certain other employees are precluded from trading Company shares. Most equity awards, including all annual awards to executive officers, are made on February 14 of each year, which shortly follows both the February Compensation Committee meeting at which prior year bonuses and current year salary determinations are made, and the Company’s earnings announcement for the fourth quarter of the preceding year, which generally occurs in the last week of January.

In future proxy statements, as applicable, beginning with the proxy statement for the 2008 annual meeting of shareholders, the Company will enhance this disclosure to provide further details regarding this policy.

Change in Control Agreements, page 26

Comment:

7.

We note from the last bullet point that your executives would be required to enter into new non-compete agreements as a condition of receiving compensation and benefits under the change in control agreements. As required by Item 402(j)(4) of Regulation S-K, please disclose the contemplated duration of such non-compete agreements and provisions regarding waiver of breach of such agreements.

Response:

The duration of the referenced non-compete obligation would be two years and there are no provisions in the non-compete agreement regarding waiver of breaches. The Company will clarify these terms of the non-compete obligation in future proxy statements, as applicable, beginning with the proxy statement for the 2008 annual meeting of shareholders.

Chief Executive Officer Compensation, page 27

Comment:

8.

We note that you increased Mr. Ayers base salary by 8% in February 2007. Please discuss the factors considered in the decision to increase this element of compensation. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

Response:

Item 402(b)(2)(ix) of Regulation S-K requires disclosure of factors considered to increase or decrease compensation materially. Mr. Ayers’s total 2006 compensation, as disclosed in the summary compensation table, was $2,455,120. Relative to Mr. Ayers’s total compensation, the Company does not believe that a $50,000 base salary increase (or 2% of total compensation) is material. In addition, the average 2007 base salary increase for all of the Company’s named executive officers other than Mr. Ayers was 7.7%. As a percentage of base salary, the Company does not believe that the increase in Mr. Ayers’s base salary is material relative to the average increases in base salary for all other named executive officers. Therefore the Company does not believe that additional disclosure is required under Item 402(b)(2)(ix). Should the Company increase or decrease the compensation of any named executive officer materially in a future period, the Company would make appropriate disclosure in the applicable proxy statement.

Comment:

9.

We note your disclosure that the extraordinary grant to Mr. Ayers was appropriate to maintain the competitiveness of his total compensation package. Please discuss and analyze with greater specificity how the Compensation Committee determined that Mr. Ayers compensation package was deficient from a competitive standpoint, and how the form and amount of this award would make up for those deficiencies.

Response:

The Compensation Committee annually considers the appropriateness and adequacy of Mr. Ayers’s total compensation package. In February 2007, the Committee reviewed a benchmark analysis compiled by Frederick W. Cook & Company consisting of (i) an analysis of the proxy statement compensation data of the peer group of companies identified on page 24 of the 2007 proxy statement under “Compensation Discussion and Analysis – Compensation Philosophy – Benchmarking”, and (ii) national survey data. The analysis showed that Mr. Ayers’s total direct compensation excluding the annualized value of his 2002 new hire stock option grant fell to approximately the 25th percentile of chief executive officers at the peer group of companies. The Committee excluded the value of Mr. Ayers’s hiring grant from this analysis because the grant became fully vested in January 2007, and therefore Mr. Ayers would cease to derive value from additional vesting in future years

The Committee discussed where to position Mr. Ayers’s total compensation relative to the peer group median. Because IDEXX’s size was deemed to be close to the peer group median, and because the Committee believed that Mr. Ayers had been successful in delivering above-plan growth and above-market share price appreciation, the Committee decided that Mr. Ayers’s total compensation should be at approximately the peer group median. The Committee believed this increase was necessary in order for Mr. Ayers’s compensation to have the desired retention effect. In order to raise Mr.Ayers’s total compensation to this level, the Committee chose to make a one-time special option grant, consisting of options to acquire 100,000 shares of stock priced at $100/share and vesting over five years with a seven-year term. In deciding to award

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

stock options with an exercise price approximately 19% above the market price on the grant date, the Committee sought to achieve the desired retention effect while at the same time aligning Mr. Ayers’s ability to realize actual value from the grant with his success in leading the company to create shareholder value through stock price appreciation.

The Company voluntarily disclosed the extraordinary grant to Mr. Ayers and the adjustment to Mr. Ayers’s 2007 base salary, each of which were post year-end actions, in the 2007 proxy statement because the Company believed that shareholders would be interested in this additional information, although these 2007 compensation actions would not require disclosure under item 402 of Regulation S-K until the Company’s 2008 proxy statement. In making this early disclosure the Company considered the application of instruction 2 to item 402(b) of Regulation S-K regarding compensation actions taken after year-end, and concluded that additional disclosure about these 2007 actions was not required in order to present a fair understanding of Mr. Ayers’s compensation for 2006. Therefore, the Company did not provide the type of detail in the Compensation Discussion and Analysis regarding these compensation decisions that would have been required if the disclosure was made pursuant to instruction 2, or that will be required in the 2008 proxy statement, where this compensation information will appear in the compensation tables.

In the proxy statement for the 2008 annual meeting of shareholders, the Compensation Discussion and Analysis will provide appropriate further details regarding how the Compensation Committee determined the form and amount of the extraordinary stock option grant to Mr. Ayers, as described in the first two paragraphs of this response to the Staff’s comment 9.

Potential Change in Control Payments, page 36

Comment:

10.

We note that the change in control payments for your chief executive officer amount to three times his average salary, bonus and benefits, and for all other executive officers the change in control payments amount to two years of each such officer’s respective payments and benefits. Please discuss and analyze how these amounts were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

Under “Compensation Discussion and Analysis – Elements of Compensation – Change in Control Analysis” in the 2007 proxy statement, the Company describes the process by which the Company entered into new change in control agreements with executive officers in January 2007 and the material changes in those agreements from the previous change in control agreements. The periods during which executive officers would continue to receive compensation and benefits (three years for the chief executive officer and two years for the other executive officers) were determined by the Compensation Committee to be reasonable and appropriate to achieve the desired objectives of these agreements, which are described under “Compensation Discussion

Mr. Tim Buchmiller

United States Securities and Exchange Commission

September 21, 2007

Analysis – Elements of Compensation – Change in Control Agreements” on page 26-27 of the 2007 proxy statement. The Compensation Committee determined that the period for providing change in control compensation and benefits to the Chief Executive Officer should be longer than the period applicable to the other executive officers because the three-year period had been specifically negotiated by Mr. Ayers as a term of his original change in control agreement at the time he joined the Company. Given that the Company was already modifying Mr. Ayers’s agreement in a manner that reduced certain of his rights under the original agreement, as described in the 2007 proxy statement, the Company believed it was appropriate to maintain the three-year period in the new agreement.

In determining the terms of the new change in control agreements the Committee relied in part on an analysis performed in October 2006 by Frederick W. Cook & Company of current practices in structuring these types of agreements. This analysis included a comparison to the structure of change in control arrangements adopted by companies within the peer group described in the 2007 proxy statement. The Compensation Committee considered this comparison in evaluating the reasonableness of the Company’s new change in control agreements.

In the proxy statement for the 2008 annual meeting of shareholders the Company will revise the disclosure to provide further detail regarding the Committee’s reasons for establishing these time periods and for providing a longer time period for the chief executive officer.

In the proxy statement for the 2008 annual meeting of shareholders the Company also will revise the disclosure to indicate that these agreements were not negotiated individually with each executive officer but that each executive officer voluntarily agreed to terminate his or her existing agreement and enter into the new agreement in the form stipulated by the Company.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4920.

Sincerely,

Conan R. Deady

Corporate Vice President and General Counsel